w Earnings Release and Operating Highlights for the First Quarter Ended 31 March 2026 Revenue Up 26.6%, EBITDA Up 23.5% Digital Revenue Up 2.6x (USD terms) Strong Start: Diverse, Profitable Growth

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 2 1Q26 HIGHLIGHTS Note: We use certain non-IFRS measures that are otherwise indicated with “*”. Please see Attachment A for reconciliations to Kyivstar’s non-IFRS measures and Attachment D for a detailed description of such measures 1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods have been reclassified accordingly (1Q25: USD 11.0 mn). 2. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (1Q26) and 206.9 (1Q25). Earnings per Share (EPS)2 USD 0.37 76.2% YoY 78.4% YoY in UAH Total Revenue USD 323 mn +26.6% YoY +31.3% YoY in UAH Telecom & Infrastructure Revenue1 USD 256 mn +8.3% YoY +12.2% YoY in UAH Digital Revenue1 USD 67 mn +256.6% YoY +270.3% YoY in UAH 20.9% of total revenue Mobile ARPU USD 3.8 +14.1% YoY +18.4% YoY in UAH EBITDA* USD 173 mn +23.5% YoY +28.5% YoY in UAH Net Cash Flows from Operating Activities USD 161 mn 25.7% YoY 30.3% YoY in UAH CAPEX USD 67 mn Capex intensity 20.9% Net Profit USD 85 mn 93.2% YoY 99.1% YoY in UAH Equity Free Cashflow (after lease and license)* USD 87 mn 31.9% YoY 36.7% YoY in UAH

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 3 CONTENTS 1Q26 OVERVIEW 04 GROUP PERFORMANCE 07 STRATEGIC DEVELOPMENTS 13 PRESENTATION OF FINANCIAL RESULTS 14 ATTACHMENTS 17 DISCLAIMER AND NOTICE TO READERS 27

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 4 1Q26 OVERVIEW Kyiv, May 13, 2026 – Kyivstar Group Ltd. (“Kyivstar” or “the Group”), Ukraine’s leading digital operator, today announces selected unaudited financial and operating results for the first quarter ended March 31, 2026. • Total revenue increased 26.6% YoY to USD 323 mn (UAH 13.9 bn, +31.3%). This was driven by strong revenue generation across the telecom subscriber base, healthy growth across digital platforms, and the strategic acquisitions of Uklon and Tabletki.ua (“Tabletki”), which further strengthened the Group’s digital ecosystem. • Telecom and infrastructure revenue rose 8.3% YoY to USD 256 mn (UAH 11.1 bn, +12.2%). Growth was driven by sustained ARPU expansion and increasing multiplay penetration, partially offset by lower roaming revenue following Ukraine joining the EU “Roam Like at Home” Single Roaming Area from January 1, 2026. • Digital revenue rose 256.6% YoY to USD 67 mn (UAH 2.9 bn, +270.3%) on the back of Uklon (ride‑hailing platform, consolidated effective April 2025) and Tabletki (online pharmaceutical platform, consolidated effective February 2026). Digital has reached a company record of 20.9% of revenue, a 13.5 p.p. increase YoY. The enterprise identity and credential management services business is reported under the Digital Enterprise vertical from 1Q26 onward, including revenue of USD 9.7 mn (UAH 421.3 mn). Prior periods (1Q25 revenue: USD 11.0 mn, UAH 458.4 mn) have been reclassified accordingly to ensure comparability. • The Group recorded a net profit of USD 85 mn, with earnings per share of USD 0.37. • EBITDA rose 23.5% YoY to USD 173 mn (UAH 7.5 bn, +28.5%) with a 53.5% margin. Kyivstar has also commenced additional EBITDA margin disclosure of 56.4% for its telecom and infrastructure businesses and 42.7% for its digital businesses for 1Q26. • Kyivstar served 22.0 mn mobile customers and 1.2 mn fixed broadband customers as of March 31, 2026. Mobile ARPU increased 14.1% YoY to USD 3.8 (UAH 166.5, +18.4%) for 1Q26. Multiplay customers reached approximately 8.1 mn (+31.6% YoY) and represented 39.6% of one‑month‑active mobile customers as of March 31 2026. • Group digital customers stood at 28.4 mn (+36.8% QoQ). Uklon reached 5.1 mn customers and recorded 43.7 mn rides and 1.5 mn deliveries in 1Q26. Tabletki recorded 15.3 mn average monthly bookings in 1Q26 and processed gross merchandise value (GMV) of USD 258 mn for the quarter. • Capital expenditures excluding licenses and ROU totaled USD 67 mn (UAH 2.9 bn), with capex intensity of 29.9% for the last 12 months and 20.9% for 1Q26, reflecting continued investment in network resilience and targeted reinvestment. • Kyivstar maintained a strong balance sheet with USD 353 mn of cash, cash equivalents and deposits as of March 31, 2026. • Kyivstar continued to execute on its strategic priorities. Kyivstar has recently expanded its collaboration with Starlink with an agreement to resell Starlink high-speed internet services and hardware for businesses and public sector institutions. Over 5 mn customers are using the messaging capabilities of Starlink Direct to Cell services, while Light Data is scheduled to launch later in 2026 pending further trials. Uklon expanded its mobility ecosystem with the launch of a new “Travel” service, enabling customers to book domestic and international bus tickets directly within the Uklon app.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

KYIVSTAR

1Q26: Key highlights (USD mn except per share data)

	1Q26	1Q25	YoY
Total revenue, of which:	323	255	26.6%
Telecom and infrastructure[2]	256	236	8.3%
Digital[2]	67	19	256.6%
Digital revenue as % of total revenue	20.9%	7.4%	13.5 p.p.
EBITDA[1]	173	140	23.5%
Telecom and infrastructure	144	131	10.4%
Digital	29	9	205.6%
Operating profit / EBIT [1]	113	94	20.2%
Net profit for the period	85	44	93.2%
Earnings per share (USD)[3]	0.37	0.21	76.2%
Capex excl. licenses and RoU[1]	67	51	32.0%
LTM capex intensity[1]	29.9%	25.1%	4.8 p.p.
EBITDA after leases (adj. EBITDAaL)[1]	142	113	25.6%
Equity free cash flow (before leases & license)[1]	97	74	31.5%
Equity free cash flow (after leases & license)[1]	87	66	31.9%
	Mar 26	Dec 25	vs. Dec
Cash and cash equivalents and deposits	353	456	(22.5%)
Total debt including leases	487	478	1.8%
Net debt	(134)	(22)	n.m.
Net cash, excluding leases	259	352	(26.2%)
Total equity	1,341	1,299	3.3%

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Telecom metrics (mn)						
Mobile customers	22.0	22.7	(3.0%)	22.4	22.5	22.4
Broadband customers	1.2	1.1	11.7%	1.2	1.1	1.1
4G customers	15.3	14.3	7.0%	15.4	15.0	14.4
4G subscriber base penetration	69.6%	63.1%	6.5 p.p.	68.7%	66.5%	64.5%
Multiplay customers	8.1	6.1	31.6%	7.3	6.6	6.5
Mobile ARPU (USD)	3.8	3.4	14.1%	3.8	3.7	3.5
Churn rate (annualized, %)	16.2%	15.7%	0.5 p.p.	13.5%	9.9%	15.1%
Monthly data usage per customer (GB)	14.9	11.4	31.0%	14.7	13.0	12.6

	1Q26	4Q25	QoQ
Digital metrics (mn)			
Total digital customers[4]	**28.4**	**20.8**	**36.8%**
Includes:			
My Kyivstar	8.7	7.8	10.3%
Helsi	4.9	4.8	2.7%
Tabletki	6.3	-	n.m.
Kyivstar TV	3.4	3.1	10.7%
Uklon	5.1	5.1	1.0%
Rides	43.7	43.6	0.2%
Deliveries	1.5	1.3	9.6%

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods have been reclassified accordingly (1Q25 USD 11.0 mn).
3. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9(1Q26), 206.9 (1Q25).
4. Digital customers refer to active users in 1Q26.

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1Q26

1Q26: Key highlights (UAH mn except per share data)

	1Q26	1Q25	YoY
Total revenue, of which:	13,983	10,648	31.3%
Telecom and infrastructure[2]	11,062	9,859	12.2%
Digital[2]	2,921	789	270.3%
Digital revenue as % of total revenue	20.9%	7.4%	13.5 p.p.
EBITDA[1]	7,490	5,828	28.5%
Telecom and infrastructure	6,242	5,435	14.8%
Digital	1,249	393	217.6%
Operating profit / EBIT[1]	4,878	3,908	24.8%
Net profit for the period	3,687	1,852	99.1%
Earnings per share (UAH)[3]	16.0	9.0	78.5%
Capex excl. licenses and RoU[1]	2,923	2,131	37.2%
LTM capex intensity[1]	29.9%	25.1%	4.8 p.p.
EBITDA after leases (adj. EBITDAaL)[1]	6,175	4,699	31.4%
Equity free cash flow (before leases & license)[1]	4,204	3,085	36.3%
Equity free cash flow (after leases & license)[1]	3,760	2,751	36.7%
	Mar 26	**Dec 25**	**vs. Dec**
Cash and cash equivalents and deposits	15,463	19,319	(20.0%)
Total debt including leases	21,318	20,259	5.2%
Net debt	(5,855)	(940)	n.m.
Net cash, excluding leases	11,364	14,912	(23.8%)
Total equity	58,744	55,078	6.7%

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Telecom metrics (mn)						
Mobile customers	22.0	22.7	(3.0%)	22.4	22.5	22.4
Broadband customers	1.2	1.1	11.7%	1.2	1.1	1.1
4G customers	15.3	14.3	7.0%	15.4	15.0	14.4
4G subscriber base penetration	69.6%	63.1%	6.5 p.p.	68.7%	66.5%	64.5%
Multiplay customers	8.1	6.1	31.6%	7.3	6.6	6.5
Mobile ARPU (UAH)	166.5	140.6	18.4%	161.1	153.1	146.0
Churn rate (annualized,%)	16.2%	15.7%	0.5 p.p.	13.5%	9.9%	15.1%
Monthly data usage per customer (GB)	14.9	11.4	31.0%	14.7	13.0	12.6

	1Q26	4Q25	QoQ
Digital metrics (mn)			
Total digital customers[4]	**28.4**	**20.8**	**36.8%**
Includes:			
My Kyivstar	8.7	7.8	10.3%
Helsi	4.9	4.8	2.7%
Tabletki	6.3	-	n.m.
Kyivstar TV	3.4	3.1	10.7%
Uklon	5.1	5.1	1.0%
Rides	43.7	43.6	0.2%
Deliveries	1.5	1.3	9.6%

1. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.
2. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (UAH 421.3 mn) onward. Prior periods have been reclassified accordingly (1Q25 UAH 458.4 mn).
3. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9(1Q26), 206.9 (1Q25).
4. Digital customers refer to active users in 1Q26. Prior periods come with adjustments to reflect refinements in data collection and reporting, including a switch to 3-month-active metrics to improve comparability between periods and services.

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1Q26

GROUP PERFORMANCE

Kyivstar delivered revenue growth of 31.3% YoY to UAH 13.9 bn in 1Q26. This was driven by robust revenue growth across the telecom subscriber base and continued expansion across the digital suite. The quarter saw sustained strength across verticals, underscoring the successful execution of the Group's multiplay and digital strategies.

Revenue breakdown

Revenue, mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Total, of which:	**323**	**255**	**26.6%**	**13,983**	**10,648**	**31.3%**
Telecom and infrastructure, of which:	**256**	**236**	**8.3%**	**11,062**	**9,859**	**12.2%**
Mobile	243	223	8.7%	10,515	9,335	12.6%
Fixed	12	13	(1.8%)	533	524	1.8%
Infrastructure	0.3	-	n.m	14	-	n.m.
Digital	**67**	**19**	**256.6%**	**2,921**	**789**	**270.3%**

Note: Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward. Prior periods have been reclassified accordingly.

Telecom and infrastructure revenue grew 12.2% YoY to reach UAH 11.1 bn in 1Q26, driven by mobile ARPU climbing 18.4% YoY to UAH 166.5 (USD 3.8) on the back of growing customer migration to 4G plans and higher data consumption. Growth was offset by lower roaming revenue due to Ukraine joining the EU's Roam Like at Home Single Roaming Area from the beginning of 2026. Kyivstar's leading network quality and deepening integration of digital services into core customer propositions supported the positive telecom trends. Revenue from the 12.9 MW solar power plant (acquired in December 2025) is reflected within telecom and infrastructure revenue.

Digital revenue increased more than threefold, accounting for 20.9% of revenue for 1Q26. Organic growth across all digital products contributed, though the bulk of growth came from the consolidation of Uklon (effective April 2025) and Tabletki (effective February 2026).

Resilient telecom and infrastructure revenue

Telecom and infrastructure revenue growth was driven by gains in ARPU, facilitated by ongoing subscriber migration to 4G, upgrades to 4G packages and higher data usage. Mobile ARPU for 1Q26 rose 18.4% YoY to UAH 166.5 (USD 3.8).

- **Kyivstar maintains leadership in the Ukrainian telecom market** with 22.0 mn mobile subscribers as of March 31, 2026. QoQ trends reflect typical seasonality and ongoing rationalization as customers with multiple SIMs from multiple companies allow secondary cards to drop out of the active user base.
- **Fixed broadband customers rose 11.7% YoY,** including approximately 52,000 customers from the Shtorm acquisition. Ex-Shtorm, customers grew 7.0%. The highly fragmented broadband market remains a potential area for inorganic growth.
- **Ongoing 4G migration.** The 4G customer base grew 7.0% YoY to 15.3 mn with 4G penetration rising 6.5 pp to 69.6% of the mobile customer base. Transition to 4G is the basis of ongoing expansion of multiplay customers and greater data usage.
- **Lower roaming revenue,** following the introduction of EU–Ukraine roaming arrangements under the "Roam Like at Home" framework effective January 2026.

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1Q26

KYIVSTAR

Key subscriber and usage data

	1Q26	1Q25	YoY	4Q25	3Q25	2Q25
Mobile customers (mn)	22.0	22.7	(3.0%)	22.4	22.5	22.4
Broadband customers (mn)	1.2	1.1	11.7%	1.2	1.2	1.1
4G customers (mn)	15.3	14.3	7.0%	15.4	15.0	14.4
4G penetration (%)	69.6%	63.1%	6.5 p.p.	68.7%	66.5%	64.5%
Mobile ARPU (UAH)	166.5	140.6	18.4%	161.1	153.1	146.0
Mobile MoU (minutes per month)	297	290	2.3%	296	288	295
Data usage per customer (GB/month)	14.9	11.4	31.0%	14.7	13.0	12.6

Multiplay customers

Multiplay	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Revenue (mn)	122	88	39.3%	5,289	3,659	44.5%
Customers (mn)	8.1	6.1	31.6%	8.1	6.1	31.6%
ARPU	5.3	4.8	11.6%	230	199	15.8%

Through its multiplay strategy, Kyivstar aims to consistently increase multiplay customers (defined as customers who have consumed (i) voice, (ii) 4G data, and (iii) at least one digital application) by cross-selling its products and services. Customers can add digital subscriptions or services to their paid connectivity plans in a "superpower" bundle. While the customer is offered an improved value proposition, ARPU also rises. Multiplay customers also have a significantly lower churn rate than voice-only customers. Multiplay customers grew 31.6% YoY to 8.1 mn as of March 31, 2026, now representing 39.6% of the total one-month active customer base. Multiplay revenue increased 44.5% YoY in UAH terms (39.3% YoY in USD) and now represents 51.1% of total revenue.

Game-changing digital execution

Kyivstar's evolution into a connectivity-anchored digital ecosystem continued to deliver tangible progress, reflected in an improving revenue mix and stronger operating metrics in 1Q26.

Total digital customers reached 28.4 mn (+36.8% QoQ), reflecting both organic growth and the consolidation of Uklon and Tabletki. The growing customer base spans health, mobility, entertainment, and marketplace verticals, providing the Group with daily, high-frequency touchpoints to further boost customer engagement across the digital ecosystem.

Digital customers

	1Q26	4Q25	QoQ
Digital customers, of which:	**28.4**	**20.8**	**36.8%**
My Kyivstar	8.7	7.8	10.3%
Helsi	4.9	4.8	2.7%
Tabletki	6.3	-	n.m.
Kyivstar TV	3.4	3.1	10.7%
Uklon	5.1	5.1	1.0%

1. Digital customers refer to active users in 1Q26.

Digital revenue rose 270.3% YoY to UAH 2.9 bn (USD 67 mn, +256.6% YoY), with its contribution to total revenue reaching a company record of 20.9% in 1Q26, up from 7.4% in 1Q25. While this change was largely driven by the strategic consolidations of Uklon (effective April 2025) and Tabletki (effective February 2026), underlying organic growth across core digital products remains robust as well.

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1Q26

Digital revenue by platform

Revenue in mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Digital revenue, of which:	**67.4**	**18.9**	**256.6%**	**2921**	**789**	**270.3%**
Uklon	32.9	-	n.m.	1,426	-	n.m.
Helsi	2.1	1.6	31.5%	93	68	36.5%
Tabletki	5.3	-	n.m.	234	-	n.m.
Kyivstar TV	10.5	2.1	389.9%	453	89	408.5%
Digital Enterprise[1]	16.5	15.1	9.1%	715	632	13.2%

1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 onward. Prior periods have been reclassified accordingly.

Uklon: Evolving into a one-stop mobility platform

In 1Q26 Uklon generated UAH 1.4 bn in revenue and UAH 539 mn in EBITDA. The consolidated financials highlight a business with strong scale in Ukraine and growing momentum in Uzbekistan.

Uklon has expanded its mobility ecosystem with the launch of a new "Travel" service, enabling customers to book domestic and international bus tickets directly within the Uklon app. The new Travel service builds on Uklon's existing platform, which already serves both consumers and businesses through ride-hailing, delivery, and AdTech services. By integrating intercity and cross-border bus travel, Uklon takes another step in its evolution into a comprehensive, one-stop mobility platform.

Financials, mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Revenue	32.9	-	n.a.	1,425.8	-	n.a.
EBITDA*	12.4	-	n.a.	538.9	-	n.a.
Operating metrics, mn						
No. of rides	43.7	-	n.a.	43.7	-	n.a.
No. of deliveries	1.5	-	n.a.	1.5	-	n.a.

Note: These results do not represent a full fiscal year and reflect performance from the acquisition close date of April 2, 2025 onward, as indicated in the table. We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures

Helsi: Scaling its paying customer base

Helsi is Ukraine's leading health-tech platform, recording 4.9 mn customers (+2.7% QoQ) as of 1Q26. Helsi's paid models had more than 87,000 subscribers by end 1Q26 versus 57,000 at end 2025. Family and individual medical care subscription plans and the adoption of detailed health insight products are driving growth, in turn supported by expanded cooperation between marketing, customer research, and product development. Health insight products include a growing suite of automatic interpretation of medical test results and features to track biomarkers. The Helsi Superpower bundle – a plan within Kyivstar mobile packages that extends Helsi's advanced digital health functionality to Kyivstar subscribers and strengthens cross ecosystem synergies – is seeing meaningful traction and has become a core driver of conversion to paying customers.

Helsi is deeply embedded in Ukraine's eHealth ecosystem, which powers appointment scheduling, prescriptions, and health records management. This integration creates high switching costs and makes Helsi incomparably useful for both patients and providers. It also demonstrates Kyivstar's dedication to ESG and CSR, as access to high-quality, digital healthcare is a national priority during wartime.

As of March 31, 2026, Kyivstar customers were able to access 1,700 public and private clinics and nearly 41,000 medical professionals. Patients made 2.4 mn appointments through Helsi in 1Q26.

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1Q26

Tabletki: Leading online marketplace for healthcare

Tabeltki.ua ("Tabletki") was consolidated effective February 2026 and contributed UAH 234 mn (USD 5.3 mn) in revenue and UAH 196 mn (USD 4.5 mn) in EBITDA in 1Q26. The gross merchandise value (GMV) of bookings facilitated through the platform amounted to UAH 11.2 bn for 1Q26, while total orders reached 30.6 mn. Revenue recognized reflects the transfer of services rendered, and Tabletki recognizes only its commission and service fees from this service.

Tabletki is Ukraine's leading online marketplace for healthcare and facilitates customers' access to medicines, as well as nutrition and other healthcare products, aggregating data on availability and pricing. It partners with more than 14,000 pharmacies across Ukraine and facilitated an average of 15.3 mn monthly bookings in 1Q26, reflecting its role as a trusted, everyday healthcare tool for Ukrainian families.

Financials[1], mn	USD			UAH		
	1Q26	1Q25	YoY	1Q26	1Q25	YoY
Revenue	5.3	n.a.	n.a.	233.9	n.a.	n.a.
EBITDA	4.5	n.a.	n.a.	195.8	n.a.	n.a.
Operating metrics[1], mn						
Customers[2]	6.3	n.a.	n.a.	6.3	n.a.	n.a.
GMV	257.7	n.a.	n.a.	11,210	n.a.	n.a.
Average monthly bookings	15.3	n.a.	n.a.	15.3	n.a.	n.a.

1. 1Q26 Tabletki metrics reflect results for February and March 2026 only.
2. Digital customers refer to active users in 1Q26.

Kyivstar TV sustains growth spurred by original content

Kyivstar TV continued its growth in 1Q26, with the customer base reaching a record 3.4 mn (10.7% QoQ) in the quarter. Performance was supported by a strong content offering, including the Kyivstar TV Originals crime drama series "Tykha Nava," which became the most watched title on the platform since launch and supported new customer acquisition.

Provided as both a mobile OTT internet application and a fixed/IPTV broadband service, Kyivstar TV is the largest media streaming service in Ukraine by number of customers. As of March 31, 2026, 46.4% of the Group's broadband customers were also digital TV customers, reflecting the two services' synergies. The service's role in customers' entertainment choices continues to expand, with user sessions rising 11.7% YoY in 1Q26 to 931 mn.

Digital Enterprise: Big Data drives sustained growth, complemented by Cloud

The Digital Enterprise division encompasses a diverse range of offerings, mostly in the B2B space. As a whole, the vertical generated revenue of UAH 715 mn in 1Q26, a gain of 13.2% YoY (USD 16.5 mn, 9.1% YoY). Contracts across the vertical grew 31% YoY to 2.2 mn in 1Q26.

The Big Data and AI business generated the majority of the quarter's growth, reaching UAH 192 mn (+82% YoY; USD 4.4 mn, 75% YoY), supported by continued AdTech enhancements, analytics growth and AI-driven customer engagement. The Adwisor self-service AdTech platform saw registered clients climb from more than 3,800 at end 4Q25 to more than 4,000 at end of 1Q26.

The Cloud business sustained strong momentum with 47% YoY growth to UAH 99.3 mn (USD 2.3 mn, +42% YoY), underpinned by renewed Microsoft partner designations, expanded cybersecurity partnerships, and closer regional integration within VEON, altogether reinforcing Kyivstar's positioning as a trusted cloud and digital transformation partner. B2B cloud clients reached 613.

The national LLM initiative advanced in line with its strategic roadmap, including a public vote that has named the project and model "Syaivo" ("Glow").

Identity and credential management services saw revenue decline 8.1% YoY to UAH 421.3 mn (USD 9.7 mn, -11.4% YoY) as a result of the continuing technological shift to alternative channels versus SMS.

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1Q26

Capital expenditure

Capex excluding licenses and RoU for 1Q26 was UAH 2.9 bn (USD 67 mn) with a capex intensity of 20.9%. The capex intensity underscores Kyivstar's commitment to investments that sustain network quality and resilience amid the war.

- **Capex focus:** Continued reinvestment in network resilience, further fiber rollout and energy security. Network modernization, regulatory compliance measures, and power-saving feature installations are key drivers of YoY investment growth, ensuring high quality standards for customers.
- **Energy resilience:** Kyivstar's network sites are now equipped with backup batteries, inverters and solar power, reducing vulnerability to grid instability and proceeding in line with contemporary legal requirements. Kyivstar will continue to comply on this matter, inclusive of any new regulatory requirements that may come into force going forward. As of March 2026, the Group had funded the installation of approximately 9,970 generators (stationary diesel generators, mobile diesel generators and third-party stationary diesel generators) and approximately 253,300 additional batteries for backup capacity and improved network resilience.

Financial overview

Kyivstar Group Limited USD mn	**1Q26**	**1Q25**	**YoY**
Total revenue	323	255	26.6%
Telecom and infrastructure	256	236	8.3%
Digital[1]	67	19	256.6%
EBITDA	173	140	23.5%
Telecom and infrastructure	144	131	10.4%
Digital	29	9	205.6%
EBITDA margin (%)	53.5%	54.9%	(1.4 p.p.)
Telecom and infrastructure	56.4%	55.3%	1.1 p.p.
Digital	42.7%	49.8%	(7.1 p.p.)
Depreciation and amortization	(58)	(44)	31.8%
Impairment	(2)	(2)	(9.7%)
Operating profit / EBIT [2]	113	94	20.2%
Net finance costs	(14)	(14)	n.m.
Other non-operating loss, net	(1)	(1)	n.m.
Net foreign exchange gain / (loss)	6	(21)	(128.6%)
Profit before tax	104	58	79.3%
Income taxes	(19)	(14)	35.7%
Effective tax rate (%)	18.3%	24.1%	(5.9%)
Net profit	85	44	93.2%
WANS (basic)	230.9	206.9	
WANS (diluted)	230.9	206.9	
EPS (basic)	0.37	0.21	76.2%
EPS (diluted)	0.37	0.21	76.2%

1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods have been reclassified accordingly (1Q25 USD 11.0 mn).
2. See Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures.

Total revenue growth of 26.6% for 1Q26 reflects continued growth in revenue generation across the telecom subscriber base, as well as gains across Kyivstar's digital platforms and as a result of the Group's recent acquisitions of Uklon and Tabletki. Partly offsetting the positive trend is lower roaming revenue following Ukraine joining the EU's Roam Like at Home Single Roaming Area from the start of this year.

EBITDA growth of 23.5% for 1Q26 was driven by revenue growth, digital acquisitions, operating leverage, and disciplined cost management. To provide greater visibility into our evolving business mix, Kyivstar commences additional EBITDA margin disclosure: our core telecom and infrastructure margin expanded 1.1 p.p. YoY to 56.4%, while our digital business margin stood at 42.7% for 1Q26. Consequently, the total EBITDA margin declined by 1.4 p.p. YoY to 53.5% for the quarter, reflecting the intentional, accelerated scaling of these high-growth, lower-margin digital platforms.

11

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

KYIVSTAR

Depreciation and amortization increased 31.8% for 1Q26, reflecting sustained investment in network capacity, spectrum-related assets, digital platforms and IT infrastructure, as well as the timing of recent capex entering the depreciation cycle.

Operating profit (EBIT) increased 20.2% for 1Q26, supported by the higher EBITDA and partly offset by the higher depreciation and amortization costs.

Finance costs were largely stable YoY in 1Q26. These reflect the net impact of interest on lease liabilities, interest expenses on payables to VEON and interest income on cash balances.

Other non-operating loss did not show significant change compared to the prior period.

Foreign exchange gain / (loss) change was driven by a net long hard-currency position in 1Q26 that generated a foreign exchange gain from local currency depreciation, compared with an FX loss in 1Q25 primarily driven by debt revaluation.

Income tax expense rose 35.7% in 1Q26, mainly driven by the higher profit before tax. The effective tax rate declined YoY to 18.3% for 1Q26 (from 24.1% in 1Q25) primarily due to the impact of non-deductible FX losses in 1Q25.

Net profit rose 93.2% YoY for the quarter to USD 85 mn, with an EPS of USD 0.37 per share.

Liquidity and capital structure

Revenue	USD			UAH		
	31 Mar 26	31 Dec 25	QoQ	31 Mar 26	31 Dec 25	QoQ
Cash and cash equivalents and deposits	353	456	(22.5%)	15,463	19,319	(20.0%)
Gross debt of which	**487**	**478**	**1.8%**	**21,318**	**20,259**	**5.2%**
Bonds and loans - principal	94	104	(10.0%)	4,098	4,407	(7.0%)
Lease liabilities - principal	393	374	5.1%	17,219	15,852	8.6%
Net debt	**(134)**	**(22)**	**n.m.**	**(5,855)**	**(940)**	**n.m.**
Net cash excluding leases	**259**	**352**	**(26.2%)**	**11,364**	**14,912**	**(23.8%)**

Note: Cash and cash equivalents and deposits at the end of the period also include deposits of USD 0.4 mn (UAH 17 mn as of March 2026), 1 mn (UAH 27 mn as of December 2025).

Kyivstar reported UAH 15.5 bn (USD 353 mn) in cash and cash equivalents as of March 2026. The QoQ decline primarily reflects the payments for the acquisitions (Tabletki, Sunvin and Shtorm), partially offset by capital generated in the quarter. Bonds and loans outstanding primarily reflects the debt to VEON and immaterial external debt. Lease liabilities associated with towers transferred to Ukraine Tower Company are fully recognized under IFRS 16.

12

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 13 STRATEGIC DEVELOPMENTS Kyivstar has expanded its collaboration with SpaceX with an agreement to resell Starlink high-speed internet services and hardware for businesses and public sector institutions, such as schools, universities, hospitals, and community clinics in Ukraine. The agreement broadens Kyivstar’s portfolio of advanced digital services and enables Ukrainian businesses to purchase Starlink Kits and high-speed internet services from Starlink directly through Kyivstar. By adding Starlink’s high- speed internet to its existing terrestrial mobile and fixed networks, Kyivstar becomes Ukraine's sole provider capable of offering businesses a fully integrated, multi-layer connectivity stack. Over 5 mn customers have now used the messaging capabilities of Direct to Cell services, while Light Data is scheduled to launch later in 2026 pending further trials. Along with Starlink, Mastercard and other partners, Kyivstar has also been piloting the operation of 4G-enabled PoS terminals via satellite. Through its collaboration with SpaceX and beyond, Kyivstar is aiming to ensure stable communications for key services (particularly emergency and government) in scenarios where terrestrial networks are unavailable, an effort again emphasizing Kyivstar’s commitment to CSR and ESG in the most extreme of circumstances. In March, Uklon announced the expansion of its mobility ecosystem with the launch of a new “Travel” service, enabling customers to book domestic and international bus tickets directly within the Uklon app. The new Travel service builds on Uklon’s existing platform, which already serves both consumers and businesses through ride- hailing, delivery, and AdTech services. By integrating intercity and cross-border bus travel, Uklon continues to evolve into a comprehensive, one-stop mobility platform. Development of the Ukrainian LLM is progressing, delivering core foundational milestones essential for near-term performance and long-term ecosystem integrity. The LLM has been officially named “Syaivo” (“Glow”) as a result of a poll held on Ukrainian government app Diia, reemphasizing the national significance of the project.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

PRESENTATION OF FINANCIAL RESULTS

Kyivstar's results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses) and capex excl. licenses, Total debt including leases, and capex intensity trends, is defined in Attachment D and reconciled to the comparable IFRS information in Attachment A.

Consolidated Income Statement

USD mn except earnings per share	1Q26	1Q25
Revenue	323	255
Cost of services, equipment and accessories	(33)	(24)
Selling, general and administrative expenses	(118)	(91)
Depreciation	(38)	(31)
Amortization	(20)	(13)
Impairment	(2)	(2)
Other operating income	1	-
Operating profit	113	94
Finance costs	(18)	(21)
Finance income	4	7
Other non-operating loss	(1)	(1)
Net foreign exchange gain / (loss), net	6	(21)
Profit before tax	104	58
Income taxes	(19)	(14)
Profit for the period[1]	85	44
Basic and diluted earnings per share	0.37	0.21
Weighted average shares outstanding:		
Basic and diluted	230.9	206.9

1. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (1Q26), 206.9 (1Q25).

14

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 15 Consolidated statement of financial position USD mn 31 Mar 2026 31 Dec 2025 Assets Non-current assets Property and equipment 886 849 Intangible assets, excluding goodwill 440 363 Goodwill 206 128 Investments and derivatives 2 2 Other assets 64 88 Total non-current assets 1,598 1,430 Current assets Inventories 2 3 Trade and other receivables 35 37 Receivables from related parties 38 49 Investments and derivatives 125 119 Current income tax assets - 5 Other assets 29 24 Cash and cash equivalents 353 455 Total current assets 582 692 Total assets 2,180 2,122 Equity and liabilities Equity Equity attributable to equity owners of the parent 1,341 1,299 Total Equity 1,341 1,299 Non-current liabilities Debt and derivatives 298 287 Provisions 7 9 Deferred tax liabilities 25 21 Other liabilities 8 8 Total non-current liabilities 338 325 Current liabilities Trade and other payables 147 141 Debt and derivatives 228 229 Provisions 10 10 Current income tax payables 18 19 Other liabilities 98 99 Total current liabilities 501 498 Total equity and liabilities 2,180 2,122 Note: please refer to Attachment B for UAH denominated statement. Upon listing, the debt and derivatives started to reflect a current liability associated with the fair value of the outstanding Kyivstar warrants, at USD 28 mn as of March 31, 2026. Under IFRS, these warrants are carried at fair value with changes in fair value recorded through profit or loss and are measured at each reporting period end, with the valuation being driven by the market price of the warrant at the end of the quarter.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 16 Consolidated statement of cash flows USD mn 1Q26 1Q25 Operating activities Profit before tax 104 58 Non-cash adjustments to reconcile profit before tax to net cash flows Depreciation, amortization and impairment loss 60 46 Finance costs 18 21 Finance income (4) (7) Other non-operating loss 1 1 Foreign exchange (gain) / loss (6) 21 Changes in trade, other receivables and prepayments 7 1 Changes in inventories - - Changes in trade and other payables 4 16 Changes in provisions, pensions and other 2 1 Interest paid (16) (14) Interest received 4 2 Income tax paid (13) (18) Net cash flows from operating activities 161 128 Investing activities Purchase of property, plant and equipment (50) (35) Purchase of intangible assets (14) (19) Payments on deposits (9) (10) Acquisition of subsidiaries, net of cash acquired (165) - Net cash flows used in investing activities (238) (64) Financing activities Repayment of debt (10) - Payment of principal portion of lease liabilities (10) (8) Investment in shares of VEON Ltd. - (22) Net cash flows used in financing activities (20) (30) Net (decrease) / increase in cash and cash equivalents (97) 34 Net foreign exchange difference (5) 4 Cash and cash equivalents at beginning of period 455 674 Cash and cash equivalents at end of period 353 712

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 17 ATTACHMENTS Contents of the Attachments ATTACHMENT A Reconciliation tables 19 ATTACHMENT B Condensed Financial Statements (in UAH) 21 ATTACHMENT C Rates of functional currency to USD 24 ATTACHMENT D Definitions 25

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 18 Attachment A: Reconciliation Tables Management believes that the below non-IFRS measures are useful to investors in evaluating our operating performance. We use non-IFRS measures in addition to results determined in accordance with IFRS in order to evaluate our financial and operating performance, to generate future operating plans and make strategic decisions. We believe that these measures, when taken collectively with financial measures prepared in accordance with IFRS, may be helpful to investors because they provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies operating in similar industries, subject to differences in the way it is calculated by different companies, because they provide consistency and comparability with past financial performance. Profit for the period to EBITDA reconciliation (USD mn) 1Q26 1Q25 Profit for the period 85 44 Income taxes 19 14 Amortization 20 13 Depreciation 23 18 Depreciation of right of use asset (A) 15 13 Impairment 2 2 Foreign exchange (gain) / loss, net (6) 21 Other non-operating loss 1 1 Finance income (4) (7) Finance costs 2 7 Financial expense from lease liability (B) 16 14 EBITDA (C) 173 140 EBITDA after leases (adj. EBITDAaL) [C-(A+B)] 142 113 Uklon: Profit for the period to EBITDA reconciliation (USD mn) 1Q26 1Q25 Profit for the period 10 n.a. Income taxes 1 n.a. Amortization 2 n.a. Depreciation - n.a. Net foreign exchange gain (0.2) n.a. Finance income (0.3) n.a. Finance costs - n.a. EBITDA 12 n.a. Tabletki: Profit for the period to EBITDA reconciliation (USD mn) 1Q26 1Q25 Profit for the period 4.4 n.a. Income taxes 0.04 n.a. Amortization 0.03 n.a. Finance income 0.04 n.a. EBITDA 4.5 n.a. Note: 1Q26 Tabletki metrics reflect results for February and March 2026 only.

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

KYIVSTAR

CAPEX reconciliation (USD mn)	1Q26	1Q25
Capex (excl. license and RoU)	67	51
Difference in timing b/w accrual and payment for capex	(3)	3
Cash capex (excluding license payments) [1]	64	54

1. *Total cash paid for capex is USD 64 mn, including purchase of property, plant and equipment of USD 50 mn and purchase of intangible assets of USD 14 mn.*

Cash Flow Statement to EFCF reconciliation (USD mn)	1Q26	1Q25	YoY
Net cash flow from operating activities	161	128	33
Proceeds from sales of non-current assets	1	-	1
Cash capex (excluding license payments)	(64)	(54)	(10)
Equity free cash flow (before leases and licenses)	97	74	23
Lease liabilities - Principal	(10)	(8)	(2)
Licenses payments	-	-	-
Equity free cash flow (after leases and licenses)	87	66	21

Profit for the period to EBITDA reconciliation (UAH mn)	1Q26	1Q25
Profit for the period	3,687	1,852
Income taxes	820	585
Amortization	873	543
Depreciation	1,030	763
Depreciation of right of use asset (A)	631	531
Impairment	79	84
Gain on disposal of non-current assets	(1)	-
Foreign exchange (gain) / loss, net	(263)	858
Other non-operating loss	18	42
Finance income	(164)	(285)
Finance costs	96	258
Financial expense from lease liability (B)	684	598
EBITDA (C)	7,490	5,828
EBITDA after leases (adj. EBITDAaL) [C-(A+B)]	6,175	4,699

Uklon: Profit for the period to EBITDA reconciliation (UAH mn)	1Q26	1Q25
Profit for the period	**426**	**n.a.**
Income taxes	40	n.a.
Amortization	90	n.a.
Depreciation	4	n.a.
Net foreign exchange gain	(8)	n.a.
Finance income	(15)	n.a.
EBITDA	**537**	**n.a.**

19

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

Tabletki: Profit for the period to EBITDA reconciliation (UAH mn)	1Q26	1Q25
Profit for the period	**195**	**n.a.**
Income taxes	2	n.a.
Amortization	1	n.a.
Finance income	(2)	n.a.
EBITDA	**196**	**n.a.**

Note: 1Q26 Tabletki metrics reflect results for February and March 2026 only.

CAPEX reconciliation (UAH mn)	1Q26	1Q25
Capex (excl. license and RoU)	2,923	2,131
Difference in timing b/w accrual and payment for capex	(142)	124
Cash capex (excluding license payments)	2,781	2,255

Cash Flow Statement to EFCF reconciliation(UAH mn)	1Q26	1Q25	YoY
Net cash flow from operating activities	6,957	5,340	1,617
Proceeds from sales of noncurrent assets	28	-	28
Cash capex (excluding license payments)	(2,781)	(2,255)	(526)
Equity free cash flow (before leases and licenses)	**4,204**	**3,085**	**1,119**
Lease liabilities - Principal	(444)	(334)	(110)
Licenses payments	-	-	-
Equity free cash flow (after leases and licenses)	3,760	2,751	1,009

20

EARNINGS RELEASE
& OPERATING HIGHLIGHTS
1Q26

KYIVSTAR

Attachment B: Condensed Financial Statements in UAH

Consolidated income statement

(UAH mn*) except earnings per share	1Q26	1Q25	YoY
Total operating revenue	13,983	10,648	31.3%
Cost of service, equipment and accessories	(1,441)	(1,002)	43.8%
Selling, general and administrative expenses	(5,078)	(3,817)	33.0%
Depreciation	(1,661)	(1,294)	28.4%
Amortization	(873)	(543)	60.8%
Impairment, net	(79)	(84)	(6.0%)
Gain on disposal of non-current assets	1	-	n.m.
Other operating income	26	-	n.m.
Operating profit	4,878	3,908	24.8%
Net finance costs	(616)	(571)	7.9%
Other non-operating loss	(18)	(42)	(57.1%)
Net foreign exchange gain / (loss), net	263	(858)	(130.7%)
Profit before tax	4,507	2,437	84.9%
Income taxes	(820)	(585)	40.2%
Profit for the period[1]	3,687	1,852	99.1%
Earnings per share[1]			
Basic	16.0	9.0	
Diluted	16.0	9.0	

1. Weighted average common shares outstanding for basic and diluted earnings per share (in mn): 230.9 (1Q26), 206.9 (1Q25).

*We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial information is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance to our management and to investors. This non-IFRS financial information should not be considered in isolation from, or as a substitute for, the Group's unaudited financial statements presented in the Group's reporting currency included herein.

For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

21

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 22 Consolidated statement of cash flows (UAH mn*) 1Q26 1Q25 Operating activities Net cash flows from operating activities 6,957 5,340 Investing activities Net cash flows used in investing activities (10,287) (2,672) Financing activities Net cash flows used in financing activities (882) (1272) Net (decrease) / increase in cash and cash equivalents (4,212) 1,396 Net foreign exchange difference 366 (216) Cash and cash equivalents at beginning of period 19,292 28,334 Cash and cash equivalents at end of period 15,446 29,514 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 23 Consolidated statement of financial position (UAH mn*) 31 Mar 2026 31 Dec 2025 Assets Non-current assets Property and equipment 38,817 36,007 Goodwill 9,026 5,419 Intangible assets, excluding goodwill 19,245 15,369 Other non-current assets 2,892 3,824 Total non-current assets 69,980 60,619 Current assets Cash and cash equivalents 15,446 19,292 Trade and other receivables 1,537 1,560 Other current assets 8,520 8,475 Total current assets 25,503 29,327 Total assets 95,483 89,946 Equity and liabilities Total Equity 58,744 55,078 Non-current liabilities Debt and derivatives 13,060 12,126 Other non-current liabilities 1,729 1,600 Total non-current liabilities 14,789 13,726 Current liabilities Trade and other payables 6,442 6,019 Debt and derivatives 9,984 9,717 Other current liabilities 5,524 5,406 Total current liabilities 21,950 21,142 Total equity and liabilities 95,483 89,946 *We present certain financial information in respect of Kyivstar Group and certain of its operating companies in local currency terms. This non-IFRS financial measure is intended to present the results of Kyivstar Group in local currency amounts and thus exclude the impact of translating such local currency amounts to our reporting currency, U.S. dollars, improving the comparability of results between periods. Our management believes that this increase in comparability between periods provides an additional and meaningful assessment of performance for our management and for investors. This non-IFRS financial measure should not be considered in isolation from, or as a substitute for the Group’s audited financial statements as reported under IFRS. For information regarding our translation of foreign currency-denominated amounts into U.S. dollars, please refer to Attachment C of this document.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 24 Attachment C: Rates of functional currencies to USD Average rates Closing rates 1Q26 1Q25 YoY 31 Mar’26 31 Mar’25 YoY Ukraine Hryvnia 43.3 41.8 (3.7%) 43.8 41.5 (5.6%) Note: The foreign exchange (FX) rates presented above have been sourced from Bloomberg.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 25 Attachment D: Definitions 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile customer. We generally calculate ARPU by dividing our mobile telecommunication and digital service revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales, while digital revenue is limited to revenue from mobile and web digital platforms. Capital expenditures (capex) is a non-IFRS financial measure and is defined as capex excluding licenses and ROU as purchases of property, plant and equipment and intangible assets, after deducting additions in licenses and right-of-use assets. Capex intensity is a ratio that is calculated as last-twelve-month (LTM) capex excluding licenses and ROU divided by LTM total revenue. Digital customers includes gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and includes users who are active in more than one application. Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions such as credential management services as well as digital offerings in health. Digital EBITDA represents the portion of EBITDA generated from Kyivstar Group Ltd’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDA after leases (adj. EBITDAaL) is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow (before leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of non-current assets, less cash flow used in investing activities. Equity free cash flow (after leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 26 and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100 MB threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, long-term and short-term deposits. Kyivstar believes that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Group’s financial position. Revenue from telecommunications services and from infrastructure (“telecom and infrastructure revenue” or “telecom and infra revenue”) is revenue generated by Kyivstar Group Ltd from providing telecommunication services and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services primarily relate to energy infrastructure assets, primarily solar energy solutions owned by KGL, with electricity supplied to the national energy grid in accordance with applicable market and regulatory frameworks. EBITDA from telecommunications services and from infrastructure (“telecom and infrastructure EBITDA” or “telecom and infra EBITDA”) represents the portion of EBITDA generated by Kyivstar Group Ltd from providing telecommunications and infrastructure operations. Telecom/infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 27 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses), CAPEX excl. licenses and ROU, Total debt including leases, Net cash, excluding leases and Net debt, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non- GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward- looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions, Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s annual report on Form 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

EARNINGS RELEASE & OPERATING HIGHLIGHTS 1Q26 28 Kyivstar Group Ltd. Index Tower, Unit 517, Level 5 Dubai International Financial Centre Dubai, United Arab Emirates ir@kyivstargroup.com